SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                   SCHEDULE TO
                                (Amendment No. 2)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   Secured Investment Resources Fund, L.P. II
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                       (Name of Subject Company [Issuer])

                       Millenium Management, LLC (offeror)
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                                (Filing Persons)

                      Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                            Millenium Management, LLC
                        199 S. Los Robles Ave., Suite 200
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
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                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
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 Transaction Valuation: $1,100,000(1)          Amount of Filing Fee: $220(2)
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(1) Calculated as the product of the Units on which the Offer is made and the gross cash price per Unit.
(2) Already paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  Not Applicable      Filing party:  Not Applicable
     Form or registration no.:  Not Applicable    Date filed:  Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Millenium Management, LLC ("Millenium" or the "Purchaser"), a California limited liability company, to purchase up to 11,000 units ("Units") of limited partnership interests in Secured Investment Resources Fund, L.P. II (the "Partnership"), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

ITEM 4. TERMS OF THE TRANSACTION.

     The Offer, withdrawal rights and proration period will expire at 5:00 p.m., Los Angeles time, on Thursday, December 1, 2005, unless the Offer is extended.

ITEM 11. ADDITIONAL INFORMATION.

     The response to Item 11 is hereby amended and supplemented with the following changes to the Offer to Purchase:

     APPENDIX A

     Part II - Item 2. Properties

     The first paragraph of the Item is amended and replaced in its entirety with the following.

     "The Partnership owns, directly and indirectly, three properties.

               Sunwood Village
               The Partnership was the sole limited partner of Sunwood Village Joint Venture, L.P., which owns the Sunwood Village Apartments, located in Las Vegas, Nevada. Sunwood Village has 252 units and, as of June 30, 2005, was approximately 93.3% occupied and had gross scheduled rents of $2,173,944 per annum. The property secures a first mortgage loan with an outstanding principal balance of approximately $9,579,000, an interest rate of 7.125%, and a 30-year amortization schedule. The loan is due in 2006, requires a balloon payment of approximately $9,462,000, and may be prepaid only upon a defeasance of the loan. In order to reinstate the mortgage loan on Sunwood Village in 2005, the Partnership negotiated to pay the lender $800,000 to compromise and settle the default interest and penalty charges accumulated as a result of the Partnership's loan default. To fund such amount, Class A limited partner interests were issued by the Sunwood Village Joint Venture, L.P. to affiliates of Millenium and the property's independent management company, on terms that require a preferential repayment and preferred return before the Partnership receives any proceeds as a limited partner of the Sunwood Village Joint Venture, L.P.

               Oak Terrace
               The Partnership is the sole limited partner of Oak Terrace Joint Venture, L.P., which owns the Oak Terrace Retirement Apartments, located in Springfield, Illinois. Oak Terrace has 129 units and, as of June 30, 2005, was 85.3% occupied and had gross scheduled rents of $1,258,980 per annum. The property secures a letter of credit in the amount of $9,087,500, which secures interest-only bonds with an original principal amount of $9,000,000, issued in 1999. The interest rate of the bonds is variable and changes weekly. The terms of the letter of credit require the Partnership to limit its exposure to an increase in interest rates by purchasing an interest rate cap each year for the following one year period. The Partnership purchases such an interest rate cap each year, and makes monthly payments into a sinking fund for a principal reserve. The letter of credit expires in 2009, at which point the principal reserve should be approximately $1,240,000 and the bonds will be repaid or refinanced.

               Bayberry Crossing
               The Partnership directly owns Bayberry Crossing Shopping Center in Lee's Summit, Missouri, which has 56,113 Sq. Ft. and, as of June 30, 2005, had 20 tenants, occupying approximately 87% of the rentable square feet, with an average rent of $10.08 per Sq. Ft. The property secures a first mortgage loan with an outstanding principal balance of approximately $2,415,000, an interest rate of 6.5%, and a 18.8-year amortization schedule. The loan is due at the end of 2005, requires a balloon payment of approximately $2,392,000, and may be prepaid. The Partnership is in the process of refinancing the loan, but does not expect such refinancing to generate any proceeds in excess of the amount needed to repay the current debt and fund capital replacement and repair reserves required for the new loan."

ITEM 12. EXHIBITS.

     12.7 Press Release dated and issued November 29, 2005.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2005


                                       MILLENIUM MANAGEMENT, LLC


                                       By: /S/ W. ROBERT KOHORST
                                           --------------------------
                                           W. Robert Kohorst
                                           President